August 15, 2005


Fax (972) 9-765-1977
Room 4561


Ilan Erez
Chief Financial Officer
Silicom Ltd.
8 Hanagar Street
Kfar Sava 44000, Israel

      RE: 	Silicom Ltd.
 		Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 000-23288

Dear Mr. Erez:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to these issues we have addressed in our comments. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Item 15. Controls & Procedures, page 62

1. We note that your evaluation was completed "within 90 days of the filing date of this annual report." Tell us how you considered
Section F of Release No. 33-8238, which requires that the evaluation be done "as of the end of the period" covered by the annual or quarterly reports.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that for the year ended December 31, 2002, the
Company`s
independent public accounting firm did not audit the financial
statements of the Company`s consolidated subsidiary.    Tell us
how
you considered Article 2-05 of Regulation S-X, which requires that the report of the other auditors be included in the filing when your principal auditors rely on such work and make reference to such report. Further guidance may be found in Section 5.J of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/ internatl/cfirdissues1104.htm#P442_69217. Also, tell us whether or not your principal auditors relied on the work of other auditors for the years ended December 31, 2003 and 2004.

Note 2 - Significant Accounting Policies

K. Revenue Recognition, page F-9

3. We note from disclosure on page 13 that products are shipped to prospective customers for evaluation and qualification purposes. Describe your accounting for these arrangements and tell us when
revenue is recognized.   We further note that this evaluation
process
may entail customization of your Server Networking Cards. Tell us how you account for these customization services. If you recognize revenues for such services, then please provide your revenue recognition policy.

4. We also note from disclosure on page 18 that OEMs may attempt to return unsold products. Tell us whether you offer any contingencies such as rights of return, price protection, price concessions, warranties, etc., and tell us the nature of these contingencies and your accounting treatment for each. Describe significant assumptions, material changes and reasonably likely uncertainties.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
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Ilan Erez
Silicom Ltd.
August 15, 2005
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